Amended Schedule A

Expenses to be Paid by the Subadviser - None.

Amended APPENDIX A

#	Name of Fund
1	The Gold Bullion Strategy Fund (1)
2	The Gold Bullion Strategy Portfolio (1)
3	Quantified Managed Income Fund (1)
4	Quantified Market Leaders Fund (1)
5	Quantified Alternative Investment Fund (1)
6	Quantified STF Fund (2)
7	Quantified Tactical Fixed Income Fund (2)
8	Quantified Evolution Plus Fund (2)
9	Quantified Common Ground Fund (2)
10	Quantified Pattern Recognition Fund (2)
11	Quantified Tactical Sectors Fund (2)
12	Quantified Government Income Tactical Fund (2)
13	Quantified Rising Dividend Tactical Fund (2)
14	Quantified Global Fund (2)(3)

(1)	An annual fee equal to 0.55% of the Funds' daily average net assets up to $300 million of Subadviser Assets; 0.575% for Funds' daily average net assets of the Subadviser above $300 million to $400 million; 0.60% of the Funds' daily net assets of the Subadviser above $400 million to $600 million; and 0.65% of the Funds' daily net assets of the Subadvisor in excess of $600 million.

(2)	An annual fee equal to 0.80% of the Funds' daily average net assets up to $300 million of Subadviser Assets, 0.825% for average daily net assets of the Subadviser above $300 million to $400 million, 0.85% of the Fund's average daily net assets of the Subadviser above $400 million to $600 million, and 0.90% for Subadviser Assets in excess of $600 million.

(3)	Effective upon the commencement of investment operations.

For purposes of the calculations above, Subadviser Assets means all Fund net assets in the aggregate. For the services provided pursuant to this Agreement, the Subadviser is entitled to a monthly fee equal to the annual rate as footnoted above. Such fee will be computed daily and paid no later than the seventh (7th) business day following the end of each month, from the Adviser or the Trust, calculated at an annual rate based on the Subadviser Assets' average daily net asset value. Any compensation payable by Advisor to the Subadviser pursuant to this Agreement shall be reduced by any unpaid expenses payable by the Subadviser pursuant to Section 4 of this Agreement, including specifically any expenses set forth in Schedule A of this Agreement, or as the Subadviser shall have further agreed in writing to bear on behalf of the Trust, Fund, or Adviser.

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The method of determining the net asset value of the Subadviser Assets for purposes hereof shall be the same as the method of determining net asset value for purposes of establishing the offering and redemption price of the shares of the Trust as described in the Fund's Prospectus and/or SAI. If this Agreement shall be effective for only a portion of a month with respect to the Fund, the aforesaid fee shall be prorated for the portion of such month during which this Agreement is in effect for the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this amendment to Schedule A and Appendix A with effect as to funds identified by and described in footnote 4 written above.

ADVISORS PREFERRED LLC By: /s/___________________ Name: Catherine Ayers-Rigsby Title: Chief Executive Officer	FLEXIBLE PLAN INVESTMENTS, LTD. By: /s/________________ Name: Renee Toth Title: Executive Vice President

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